Exhibit 99.1

XPeng Signs Agreement for Zhaoqing Smart EV Manufacturing Base Phase Two Expansion Project

Boosting Annual Design Production Capacity from 100,000 to 200,000 Units

18/08/2021

•	XPeng today kicks off Phase Two expansion project for Zhaoqing Smart Electric Vehicle Manufacturing Base

•	Planned annual production capacity for Zhaoqing Base to reach 200,000 units upon completion

GUANGZHOU, China, August 18, 2021 — XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV; HKEX: 9868.HK), a leading Chinese smart electric vehicle (Smart EV) company, announced today it has signed an agreement with the Zhaoqing Municipal Government and the Zhaoqing High Technology Industry Development Zone to build the Phase Two expansion project of the XPeng Zhaoqing Smart EV Manufacturing Base (“Zhaoqing Base”) located in Guangdong Province.

The Company today officially kicked off the Phase Two expansion project at a signing ceremony co-hosted with the Zhaoqing Municipal Government and the Zhaoqing High Technology Industry Development Zone.

Upon completion, the Phase Two expansion project will increase the design production capacity at the Zhaoqing Base from 100,000 units to 200,000 units per annum with the financial and land use support from the local government. The expansion will position XPeng well in capturing the anticipated increasing consumer demand for its smart EVs.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at its plant in Zhaoqing, located in Guangdong province. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212-481-2050 / +86-10-6508-0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com

Source: XPeng Inc.